

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

Via E-mail
Mr. Michael J. Angelakis
Chief Financial Officer
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

> **Re:** **Comcast Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-32871**

Dear Mr. Angelakis:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 18: Commitments and Contingencies
Contingencies, page 81

1. We note that you disclose that you cannot predict the range of possible loss in regards to various disclosed claims against you. Further you disclose that the final disposition of any of the actions is not expected to have a material adverse effect on your consolidated financial position but could be material to your results of operations or cash flows for any one period. Since you have determined that the claims would not be material to your consolidated financial position and could be material to your results of operations and cash flows, it appears that in fact you have established a range. Please explain this possible inconsistency in your disclosures and how your disclosure complies with the requirement in ASC 450 to disclose the amount or range of reasonably possible loss, as that term is defined.

2. If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC

450. In addition, for those matters for which you cannot estimate a range, in your response please provide the following:

- An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.
- The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

3. You state that the final disposition of the various matters will not have a "material adverse effect" on your "consolidated financial position". It is unclear whether the phrase "material adverse" represents a higher threshold than the term "material." Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof, and provide us with your proposed disclosure.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Legal Examiner at (202) 551- 6971 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director